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SECU 09056637 SSION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-51393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Riggs (901) 435-7944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Allen Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

DENISE A. TAYLOR STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Signature

Controller
Title

Notary Public

MY COMMISSION EXPIRES AUGUST 31, 2011

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3–3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2009

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	415,873
Cash segregated for regulatory purposes		1,000,000
Securities owned, at market value		263,362,576
Securities purchased under agreements to resell		259,780,763
Receivable from customers		135,398,885
Receivable from brokers and dealers		61,856,421
Receivable from clearing organizations, net		4,356,556
Accrued interest receivable		4,071,056
Furniture, equipment, and leasehold improvements, net		204,013
Deferred tax asset		526,555
Other assets		323,832
	$	731,296,530
Liabilities and Stockholder's Equity		
Securities sold, not yet purchased, at market value	$	222,476,425
Short-term borrowings from third parties		5,000,000
Short-term borrowings from FTBNA		47,432,887
Long-term secured borrowing		1,668,460
Payable to customers		113,256,928
Payable to brokers and dealers		65,096,600
Due to FTBNA, net		13,981,999
Deferred tax liability		329,589
Accrued compensation and benefits		15,548,079
Accrued interest payable		3,224,577
Other accrued expenses		466,081
		488,481,625
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,661,449
Retained earnings		125,009,286
Accumulated other comprehensive loss		(856,830)
Total stockholder's equity		242,814,905
	$	731,296,530

See accompanying notes to statement of financial condition

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company also engages in investment banking services. The Company was capitalized on January 19, 1999 as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board, and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency.

(b) Resale and Repurchase Agreements

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of U.S. government securities and corporate bonds.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand and due from banks and exclude cash segregated for regulatory purposes.

(d) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled, and are valued at market value using quoted market prices as determined through third-party pricing services.

Securities owned and securities sold, not yet purchased are valued at market value.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(Continued)

(f) ***Derivative Instruments***

The Company buys and sells securities for resale to customers. When these securities settle on a delay basis, they are considered forward contracts as free-standing derivative instruments. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures through the Asset Liability Committee of FHN.

(g) ***Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans***

Effective January 1, 2007, FHN elected early adoption of the final provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R),* which required that the annual measurement date of a plan's assets and liabilities be as of the date of the statement of financial condition.

(h) ***Use of Estimates***

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(i) ***Other***

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short-term nature.

(j) ***Accounting for Uncertainty in Income Taxes***

On January 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. The Company does not have any uncertain tax positions at the time of adoption or at December 31, 2008. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

(k) ***Accounting Changes Issued but Not Currently Effective.***

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. As the GAAP hierarchy will reside in accounting literature established by the FASB upon adoption of SFAS No. 162, it will become explicitly and directly applicable to preparers of financial statements. SFAS No. 162 is effective 60 days following

the SEC's approval of the Public Company Accounting Oversight Board's amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of SFAS No. 162 will have no effect on the Company's statement of financial condition.

In December 2007, the FASB issued SFAS No. 141-R, *Business Combinations* and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51* (SFAS No. 160). SFAS No. 141-R requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, SFAS No. 141-R provides that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. SFAS No. 141-R also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. SFAS No. 160 requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under SFAS No. 160, any noncontrolling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, SFAS No. 160 provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income, which is attributable to the parent and noncontrolling interests, respectively. SFAS No. 141-R and SFAS No. 160 are effective prospectively for periods beginning on or after December 15, 2008, with the exception of SFAS No. 160's presentation and disclosure requirements, which should be retrospectively applied to all periods presented. The Company is currently assessing the financial impact of adopting SFAS No. 141-R and SFAS No. 160.

(l) Accounting Changes in Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements*, for existing fair value measurement requirements related to financial assets and liabilities as well as to nonfinancial assets and liabilities that are remeasured at least annually. In February 2008, the FASB staff issued FASB Staff Position (FSP) No. FAS 157-2 (FSP FAS 157-2), *Effective Date of FASB Statement No. 157*, which delayed the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, for nonfinancial assets and liabilities that are recognized at fair value on a nonrecurring basis. SFAS No. 157 establishes a hierarchy to be used in performing measurements of fair value. Additionally, SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. SFAS No. 157 also provides expanded disclosure requirements regarding the effects of fair value measurements on the statement of financial condition. In October 2008, the FASB issued FSP No. FAS 157-3 (FSP FAS 157-3), *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*. FSP FAS 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of SFAS No. 157 had no effect on the Company's statement of financial condition.

(Continued)

Effective January 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities that are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities that are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. The adoption of SFAS No. 159 had no effect on the Company's statement of financial condition.

(2) Income Taxes

The Company accounts for the impact of income taxes under the terms of a tax-sharing arrangement with FHN, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authority. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2008, the Company had deferred tax assets of $526,555 and deferred tax liabilities of $329,589. As of December 31, 2008, $8,377,910 was due to FTBNA for current income taxes and is included in due to FTBNA in the Company's statement of financial condition.

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions, which have yet to reach their settlement date.

The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations.

(4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2008, securities owned and securities sold short, not yet purchased consist of trading securities at market value as follows:

	2008	
	Securities owned	**Securities sold, not yet purchased**
Corporate obligations	$ 193,373,686	210,137,297
U.S. government obligations	69,955,665	12,339,128
U.S. government agency obligations	18,900	—
Equity and other securities	14,325	—
Total	$ 263,362,576	222,476,425

(5) Fair Value of Assets and Liabilities

In accordance with SFAS No. 157, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Fair value of assets and liabilities measured on a recovery basis:

	December 31, 2008			
	Total	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 263,362,576	—	260,974,344	2,388,232
Securities sold, not yet purchased	222,476,425	—	222,476,425	—

The Company did not fair value any assets or liabilities on a non-recurring basis at December 31, 2008.

(Continued)

(6) Short-Term Borrowings from Third-Party Lenders

The Company has entered into secured short-term borrowing agreements with multiple third-party lenders to serve as funding sources for securities inventory. The interest rate was 0.39% at December 31, 2008 for such third-party borrowings. As of December 31, 2008, secured borrowings from, and the market values of, the collateral pledged to third parties consisted of the following:

		Secured borrowing	Market value of securities pledged as collateral
Third-party borrowings	$	5,000,000	12,195,949
Total	$	5,000,000	12,195,949

(7) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased with agreements to resell transactions. At December 31, 2008, the fair value of this collateral, including accrued interest, was $253,912,877, of which $222,476,425 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(8) Off-Balance-Sheet Items

The market and book values of the forward contracts as of December 31, 2008 and the related gain (loss) recognized at December 31, 2008 are as follows:

		Market value	Book value		Gain (loss)
Buys	$	4,292,250	4,394,000		(101,750)
Sells		2,326,262	2,344,218		17,956
Total				$	(83,794)

The net losses of $83,794 as of December 31, 2008 are included in payable to customers in the Company's statement of financial condition. All forward contracts would be considered Level 2 for purposes of SFAS No. 157.

(9) Transactions with Related-Parties

(a) Lines of Credit

The Company has a line of credit with FTBNA, which has a maximum principal balance of $325 million, and which is subject to an annual renewal. The line of credit was renewed on January 1, 2009 with a maturity of December 31, 2009. Borrowings are payable monthly, including

interest at a variable rate equal to the one-month LIBOR plus 0.375% (2.026% as of December 31, 2008). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percentage may vary based on the mix of the security inventory. At December 31, 2008, securities with a fair value of approximately $48,427,416 were pledged as collateral to secure these borrowings of $47,432,887.

During the year, the Company did not borrow from FHN on its revolving subordinated loan agreement with FHN. This line of credit has a maximum principal balance of $10 million and matures on June 18, 2009. Borrowings mature one year from the date of advances including interest at the prime rate. Borrowings under this agreement are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without the prior approval of the FINRA. There were no such borrowings outstanding at December 31, 2008.

(b) Other Related-Party Transactions

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

Certain employees of the Company also receive nonqualified stock options issued by FHN as part of their aggregate compensation.

From time to time, the Company enters into standard fixed-income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's length transactions with third parties.

The Company's cash is held in noninterest-bearing checking accounts with FTBNA.

The Company holds cash in a special reserve bank account for exclusive benefit of customers pursuant to FINRA requirements. This account is a noninterest-bearing checking account with FTBNA.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2008:

Furniture and equipment	$	400,588
Communications and computer equipment		115,822
Leasehold improvements and other fixed assets		359,458
		875,868
Less accumulated depreciation and amortization		(671,855)
	$	204,013

(11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2008, the Company's net capital, as defined, totaled $202,796,604, which was $201,796,604 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2008, $0 was required to be segregated. At December 31, 2008, the Company segregated $1,000,000 of cash for the exclusive benefit of customers.

(12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the accompanying statement of financial condition as of December 31, 2008 and 2007 related to these indemnifications.

(Continued)

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2008.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

The Company, in its capacity as a broker/dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. As of December 31, 2008, the Company was not subject to any litigation or claims that are expected to have a material impact on the statement of financial condition.

KPMG

FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)